Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lakeland Bancorp, Inc.:

We consent to the use of our reports dated February 28, 2018, with respect to the consolidated balance sheets of Lakeland Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of the Company incorporated herein by reference.

/s/ KPMG LLP

Short Hills, New Jersey

June 20, 2018